S&T BANCORP, INC.
800 Philadelphia Street
Indiana, PA  15701
(800) 325-2265

VIA EDGAR

August 20, 2019

David Gessert
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	S&T Bancorp, Inc. Registration Statement on Form S-4 File No. 333-232611 Request for Acceleration

Dear Mr. Gessert:

Reference is made to the Registration Statement on Form S-4 (File No. 333-232611) filed by S&T Bancorp, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 11, 2019, as amended on August 20, 2019 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on August 21, 2019, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Guest when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Sincerely,

S&T BANCORP, INC.

By:	/s/ Mark Kochvar
	Name:	Mark Kochvar
	Title:	Senior Executive Vice President and
Chief Financial Officer

cc:          Todd D. Brice, Chief Executive Officer
Matthew M. Guest, Wachtell, Lipton, Rosen & Katz